Manpower 5301 N. Ironwood Road Milwaukee Wisconsin 53217 USA T: +1 414 906 6305 F: +1 414 906 7875 www.manpower.com

August 3, 2006

Mr. Larry Spirgel

Assistant Director

U. S. Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, DC  20549

Re:

Manpower Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed February 28, 2006

Form 10-Q for the quarter ended March 31, 2006

File No. 1-10686

Dear Mr. Spirgel:

I am providing the following response to the comments raised in your letter dated July 5, 2006, regarding the above-referenced filings.  Set forth below are the comments from your comment letter and our responses thereto.

Form 10-K for the Year Ended December 31, 2005

2005 Annual Report to Shareholders

Management’s Discussion and Analysis, page 33

1.

In future filings, delete all references to “Earnings per Share” measures presented on any basis other than that prescribed by U.S. GAAP.  We note that you deleted this reference in your Form 10-K for the year ended December 31, 2004, filed on February 23, 2005, based on our review of that filing.  Please revise in future filings.

RESPONSE:

In future filings, we will not present ‘Earnings per Share’ on any basis other than that prescribed by U.S. GAAP.

Segment Results, page 38

EMEA, page 39

2.

You state that the operating unit profit for your EMEA segment increased 33.7% due to significant productivity gains, despite competitive pricing pressures and increased selling and administrative expenses.  It is difficult to ascertain from the broad definition of “productivity gains” what factors truly contributed to the favorable period over period increase in operating profit.  Considering that this segment accounts for a significant portion of your total company revenue, in future filings revise in sufficient detail to clarify the factors that accounted for the material increase in operating unit profit.  Please refer to the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

RESPONSE:

‘Productivity gains’ refers to our ability to increase the billable hours of our staffing business and / or the number of permanent placements without a commensurate increase in headcount.  In future filings, we will provide additional information consistent with the foregoing to explain the nature of any such ‘productivity gains’ in addition to other factors that have a material impact on our growth in operating unit profit.

Application of Critical Accounting Policies, page 46

3.

We refer to your critical accounting policy that addresses employment-related items.  You state that the annual expense associated with several of your qualified and non-qualified pension plans covering permanent employees is recorded in Selling and Administrative expense.  It would seem reasonable that costs associated with at least a portion of your permanent employees, such as those employed by Jefferson Wells, would be categorized as costs of services since these employees are directly generating revenue for your company.  Therefore, it is not clear why all of these costs are included in Selling and Administrative expense.  In sufficient detail, please explain.

RESPONSE:

We have qualified and non-qualified pension plans in the U.S. and certain foreign locations.  In all cases, the permanent employees covered by these plans are branch or national head office employees.  We do not have any qualified or non-qualified pension plans that provide benefits for employees, including those of Jefferson Wells, whose costs are classified as cost of services.  On this basis, we continue to believe that all qualified and non-qualified pension plan costs are appropriately classified as Selling and Administrative expense.

4.

Further, given that your business model is driven almost exclusively by temporary work and permanent employees, it appears that the underlying critical accounting estimates and assumptions used to determine the costs associated with these employees are material to your results of operations.  However, we believe that your disclosure is too general in nature and does not provide the information necessary for an investor with greater insight into the quality and variability of information regarding your financial condition and operating performance.  In future filings, expand to provide additional quantitative as well as qualitative disclosures to address how accurate the estimates or assumptions have been in the past, how much they have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future.  Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303 of Regulation S-K as well as the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.  In your response letter, please provide the revised disclosures that you expect to include in your next filing.

RESPONSE:

Our disclosure of critical accounting policies related to employment-related items includes discussion of our accounting for defined benefit pension plans, self-insured workers’ compensation, social program remittances and payroll tax audit exposures.

For our discussion of the accounting for our defined benefit pension plans, we will add the following wording to our current disclosure to provide additional disclosure about how accurate the estimates have been in the past and whether the estimates are reasonably likely to change in the future.

Historically, changes to these assumptions have not been significant in any jurisdiction for any reporting period.  Therefore, no significant adjustments to the amounts recorded have been required in the past or are expected in the near term.

For our discussion of the accounting for our self-insured workers’ compensation, we will add the following wording to our current disclosure to provide additional disclosure about how accurate the estimates have been in the past and whether the estimates are reasonably likely to change in the future.

Historically, no significant adjustments to the amounts recorded have been required and we do not expect any significant adjustments in the near term.

For our discussion of the accounting for our social program remittances and our payroll tax audit exposures, our current disclosure includes information about any significant adjustments that were made to the recorded amounts, which indicates how accurate our estimates have been in the past as well as how much the estimates have changed. We will add the following wording to our current disclosure to indicate whether the estimates are reasonably likely to change in the future.

We currently do not expect any significant adjustments to the recorded amounts in the near term.

Consolidated Balance Sheets, page 57

5.

In future filings, revise to present Goodwill and Intangible Assets as separate line items in the statement of financial position as required by paragraphs 42 and 43 of SFAS No. 142.

RESPONSE:

In future filings, we will present Goodwill and Intangible Assets as separate line items in the Consolidated Balance Sheets as required by paragraphs 42 and 43 of SFAS No. 142.

Consolidated Statements of Shareholders’ Equity, page 59

6.

In future filings, include a reconciliation of shares from the beginning to the end of each period presented as required by Rule 3-04 of Regulation S-X.

RESPONSE:

In future filings, we will include a reconciliation of shares from the beginning to the end of each period presented as required by Rule 3-04 of Regulation S-X.

Note 1.  Revenues and Receivables, page 60

7.

We note that you recognize revenue from outplacement services associated with individuals on a straight-line basis over the average length of time for candidates to find jobs.  Please tell us in sufficient detail about how outplacement services are provided to individuals, how accurate your estimates have been historically, and your basis for determining this to be the appropriate period for revenue recognition.

RESPONSE:

The majority of our work in outplacement services is time-based, in that the services are designed, sold and purchased for a specific length of time (i.e. 3 months, 6 months, etc.)  Our outplacement services are conducted under a methodology that provides a comprehensive overview of the job-transition process and practical strategies for conducting a successful job-search campaign.  This includes career assessment, definition of career direction, resume preparation, development and implementation of a personal marketing plan, enhancement of interview skills, and negotiating job offers and compensation packages.  The services are provided to the individuals over the contract term, or over some shorter period of time if the individuals find employment prior to the end of the contract term.  Such services are strictly time-based with no interim milestones included in the contract.

We record the revenue related to these services over the average period of time that we expect to provide services under the contracts.  This ‘expected service period’ is an estimate representing the average actual duration that is calculated based on our historical experience in providing services under contracts of similar durations.  (For example, for a 3-month contract, on average we provide services for 2.7 months and for a 6-month contract, on average we provide services for 5.2 months.)  We track the actual length of time that services are rendered under each contract.  We have tracked our experience since 1999, and each quarter, we review the experience for the preceding 12 months and change our expected service period as appropriate. We believe that recognizing revenue over the contract term best matches the costs we incur, and record in our financial statements, to perform such services for our customers.

Over time, our expected service periods have not changed significantly.  As an example, our estimated service period for a 6-month contract has generally ranged from 5.0 months to 5.2 months since 1999.  This deviation is similar to what we have experienced for contracts of other durations as well.  Therefore, we have not experienced significant adjustments to the revenue recorded under this method.

We believe that this method of revenue recognition is appropriate for this type of business, as it is based on our historical experience in providing these services and our experience has not shown significant variations over the years that we have tracked.

8.

You state that revenue for consulting services are recognized upon the performance of the obligation under the consulting service contract.  Please tell us in more detail the types of performance obligations that are set forth in service contracts, and how these translate into revenue recognition.

RESPONSE:

We provide consulting services under three areas of the employment lifecycle:

1.

Attract & Assess – Planning for and measuring the organization’s talent.  Our services include talent attraction planning, competency modeling, individual assessment, team assessment and organizational assessment.

2.

Develop – Developing talent for current and future roles.  Our services include coaching, leadership development, team development, professional skill development and succession management.

3.

Engage & Align – Improving employee engagement and effectiveness.  Our services include employee engagement and communication, employment branding, strategy implementation and change management and performance management.

In each of these areas, approximately 40% of our consulting projects are less than 90 days in length and 75% of our projects are less than six months in length.  Our contract terms are fixed fee arrangements based on a negotiated fee for a service.  We do not generally have consulting arrangements where fees are billed based on hours worked.

Our projects generally include timelines or a schedule of services or specific deliverables at agreed-upon times, identifying the obligations to be satisfied under the contract and the overall length of the project.  We recognize revenue over the identified length of each contract.  Due to the relatively short-term nature of our consulting services, we believe that recognizing revenue over the contract term appropriately matches the costs we incur, and record in our financial statements, to perform such services for our customers.

Note 2.  Acquisitions of Businesses, page 66

9.

In future filings, disclose the factors you considered in concluding that the RMC tradename had an indefinite life.  Per our records, this request was made to you in our letter dated October 27, 2004.

RESPONSE:

The factors considered by us in concluding that the RMC tradename had an indefinite life are included in our disclosure of Goodwill and Intangible Assets, in Note 1 on page 62.  Specifically, our disclosure states: ‘The tradename has been assigned an indefinite life based on our expectation of renewing the tradename, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future.’  This disclosure is consistent with what we agreed to provide in our October 2004 letter.

10.

We note that you used an independent third-party valuation expert to assess the fair value of the identifiable intangible and intangible assets of Right Management.  While you are not required to refer to this independent valuation, when you do, you should also disclose the name of the expert and include the expert’s consent as an exhibit.  Revise your future filings to either disclose the name of the expert and include their consent, or alternatively, delete this reference.  If you decide to delete your reference to the independent valuation, you should revise the disclosures to describe the method and significant assumptions used in the valuation.

RESPONSE:

Given that the acquisition of Right Management occurred in 2004, the disclosure regarding the accounting for the acquisition will not be included in our future filings.  However should we need to include this disclosure in future filings, we will either include the name of the independent third-party valuation expert that is used for the valuation work along with their consent, or we will not identify the third-party valuation expert and instead include disclosures to describe the method and significant assumptions used in the valuation.

Note 6.  Goodwill and Other Intangible Assets, page 72

11.

In future filings, include the changes in the carrying amount of goodwill separate from the changes in intangible assets subject to amortization and from intangible assets not subject to amortization as required by paragraph 45 of SFAS No. 142.

RESPONSE:

The disclosure in Note 6 reflects the changes in the carrying amount of Goodwill only.  The carrying amount of Intangible Assets is not included in this note.  In future filings, we will change the title of this note to appropriately indicate that the information presented relates to Goodwill only.

Additional information related to the carrying value of Intangible Assets subject to amortization and of Intangible Assets not subject to amortization is included in Note 1 on page 62.  Our disclosure in Note 1 includes the beginning and ending gross balances of each type of intangible asset, and the beginning and ending accumulated amortization balance for each type of intangible asset.  Based on the minimal change in the gross balances, and the fact that the current year amortization accounted for the entire change in the accumulated amortization balance, we concluded that a detailed rollforward of each balance was not required, as consistent with paragraph 45 of SFAS No. 142.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 2. Stock Compensation Plans, page 7

12.

In future filings, revise to include the weighted-average grant-date fair value of options granted during the year as required by paragraph A240(c)(1) of SFAS No. 123(R).

RESPONSE:

In future filings, we will include the weighted-average grant-date fair value of options granted during the year as required by paragraph A240(c)(1) of SFAS No. 123(R).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Exclusion of Unusual Items, page 21

13.

We do not believe it is appropriate to include the table as presented on page 21 to exclude the impact of unusual items from your results of operations.  Please delete all references to “as adjusted” measures in future filings.

RESPONSE:

Please note that our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 does not include references to these measures in light of your comment.  However, in future filings, we may provide this, or similar information, and all necessary disclosures.

We have reviewed the requirements of Item 10(e) of Regulation S-K and Question 8 of the Division’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (“FAQ No. 8”), and have carefully considered your comment regarding our presentation of these ‘as adjusted’ measures.  In light of the foregoing, we continue to believe that the presentation of these financial measures in our periodic filings is appropriate and in accordance with Section 10(e) of Regulation S-K and the interpretive guidance of FAQ No. 8.

We acknowledge that the unusual items that we’ve identified are or could be recurring in nature.  FAQ No. 8 states that “Companies should never use a non-GAAP financial measure in an attempt to smooth earnings.  Further, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance.”  We did not and do not use these financial measures in attempt to smooth earnings.  Rather, we used these financial measures, both internally and externally, because we believe that they provide a more useful means to present trend information about our operating results.

We would also note that the Commission has emphasized (in Final Rule 72) that one of the principal objectives of MD&A is “to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management.”  Furthermore, the Commission has stated that “companies should identify and discuss key performance indicators, including non-financial performance indicators, that their management uses to manage the business and that would be material to investors.”

Our management analyzed our consolidated and segment operating results by considering these ‘as adjusted’ variances in addition to the as-reported variances.  In addition, reports to management and to our board of directors for the first quarter included these ‘as adjusted’ variances as well as the as-reported variances.  Because our management considers these financial measures to be important in understanding the actual business trends, we believe that these financial measures should be disclosed in our MD&A.

We acknowledge that there may be other ways to communicate the impact of these unusual items on our operating results.  However, we believe that these financial measures are the most effective and concise way to communicate material information about the effect of these items on our reported results.

FAQ No. 8 provides that “whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances.  Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact item will disappear or become immaterial within a near-term finite period.  In addition, inclusion of such a measure may be misleading absent the following disclosure:

•

the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•

the economic substance behind management's decision to use such a measure;

•

the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•

the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•

the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.”

Given the nature of these items, we do believe that they will disappear or become immaterial within a near-term finite period.  In addition, in accordance with FAQ No. 8, we have provided the disclosures required under Section 10(e) of Regulation S-K and disclosure regarding the information specified above, under the heading “Financial Measures – Exclusion of Unusual Items” in our Quarterly Report on Form 10-Q for the three months ended March 31, 2006.  We do not believe that there are material limitations associated with the use of these financial measures because they are not subject to subjectivity or estimates, as they are calculated based on reported information, and they were always presented along with the related GAAP growth rates.

Based on the foregoing, we continue to believe that the presentation of these financial measures in our periodic filings is appropriate and in accordance with Section 10(e) of Regulation S-K and the interpretive guidance of FAQ No. 8.

We acknowledge that:

▪

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪

the company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

We would appreciate the opportunity to discuss any questions or concerns that you may have regarding our responses to your comments.  To the extent you have any such questions or concerns, please do not hesitate to call Sherri Albinger at (414) 906-6626 or me at (414) 906-6305.

Sincerely,

MANPOWER INC.

/s/ Michael J. Van Handel

Michael J. Van Handel

Executive Vice President,

Chief Financial Officer and Secretary